SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

MCMORAN EXPLORATION CO.

(Name of the Issuer)

MCMORAN EXPLORATION CO.

FREEPORT-MCMORAN COPPER & GOLD INC.

FREEPORT-MCMORAN PREFERRED LLC

INAVN CORP.

GULF COAST ULTRA DEEP ROYALTY TRUST

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

582411104

(CUSIP Number of Class of Securities)

John G. Amato

General Counsel

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, Louisiana 70112

(504) 582-4000

L. Richards McMillan, II

Senior Vice President and General Counsel

Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, Arizona 85004-2189

(602) 366-8100

with copies to:

Michael J. Aiello Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8552	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1314

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$3,209,684,674	$437,801(***)

*	For purposes of calculating the fee only, the transaction value was calculated by multiplying (a) 204,829,909 shares of fully diluted MMR common stock outstanding (excluding shares beneficially owned by FCX and its affiliates), by (b) $15.67, the average of the high and low price per share of MMR common stock reported on the New York Stock Exchange Composite Transaction Reporting System on December 20, 2012.

**	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of 3,209,684,674 by $0.0001364.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,625.20

Form or Registration No.:	Form S-4 – Registration Statement under the Securities Act of 1933 (Registration No. 333-185742)

Filing Parties:	Gulf Coast Ultra Deep Royalty Trust Freeport-McMoRan Copper & Gold Inc.

Date Filed:	December 28, 2012

i

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): McMoRan Exploration Co., a Delaware corporation, (“MMR”), Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“FCX”), Freeport-McMoRan Preferred LLC, a Delaware limited liability company and wholly owned subsidiary of FCX (“FCX Preferred”), INAVN Corp., a Delaware corporation and wholly owned subsidiary of FCX (“MMR Merger Sub”) (FCX and MMR Merger Sub are collectively referred to in this Schedule 13E-3 as the “Purchaser Group”), and Gulf Coast Ultra Deep Royalty Trust, a statutory trust formed under the laws of the State of Delaware (the “Royalty Trust”).

On December 5, 2012, FCX, MMR Merger Sub and MMR entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of MMR Merger Sub with and into MMR (the “Merger”). MMR will be the surviving corporation in the Merger as a wholly owned subsidiary of FCX. Each share of common stock, par value $0.01 per share, of MMR (other than common stock of MMR beneficially owned by FCX and its affiliates) will be automatically converted into the right to receive $14.75 in cash, without interest, and 1.15 units of the Royalty Trust, which will be created prior to the closing of the Merger and will be entitled to a 5% gross overriding royalty interest in hydrocarbons produced from certain MMR shallow water, ultra deep Gulf of Mexico prospects. No fractional royalty trust units will be issued in the Merger, and MMR stockholders will receive cash in lieu of fractional units.

Consummation of the Merger is subject to the adoption of the Merger Agreement by MMR’s stockholders, both by (i) a majority of the outstanding shares of MMR common stock (the “MMR Merger Approval”) and (ii) a majority of the outstanding shares of MMR common stock, excluding shares owned by FCX and its subsidiaries, Plains Exploration & Production Company, a Delaware corporation (“PXP”) and its subsidiaries, and certain officers and/or directors of MMR and FCX (the “Disinterested Stockholder Approval”), and the approval by a majority of the outstanding shares of MMR common stock of an amendment to MMR’s amended and restated certificate of incorporation to exempt FCX from certain interested stockholder provisions (the “Charter Amendment Approval” and together with the MMR Merger Approval and Disinterested Stockholder Approval, the “MMR Stockholder Approval”). In addition, the Merger is subject to other customary closing conditions, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Each party’s obligation to complete the MMR Merger is also subject to the accuracy of representations and warranties of, and compliance with covenants by, the other party, in each case as set forth in the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, MMR is filing with the SEC a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 which forms a part of the Registration Statement being filed by FCX and the Royalty Trust on Form S-4 (collectively, the “Proxy Statement”) relating to a special meeting of stockholders of MMR. At the meeting, MMR stockholders will (1) consider and vote upon a proposal to approve an amendment to MMR’s amended and restated certificate of incorporation to provide that FCX is not an “Interested Stockholder” as defined in such certificate of incorporation, (2) consider and vote upon a proposal to adopt the Merger Agreement and (3) transact such other business as may properly come before the special meeting or any adjournment or postponement thereof. A copy of the Proxy Statement is attached hereto as Exhibit (a). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices and annexes thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY” and “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING.”

Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a) Name and Address. The information set forth in the Proxy Statement under the caption “SUMMARY—The Companies” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the caption “THE MMR SPECIAL MEETING—Record Date; Stock Entitled to Vote,” “THE MMR SPECIAL MEETING—Quorum,” “THE MMR SPECIAL MEETING—Required Vote” and “THE MMR SPECIAL MEETING—Abstentions, Failures to Vote and Broker Non-Votes” is incorporated herein by reference. The exact title of the class of the subject equity securities is “Common Stock, par value $0.01 per share.” There were 163,100,608 outstanding shares of MMR common stock as of April 26, 2013. The Royalty Trust has not purchased any subject security during the past two years.

(c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE INFORMATION AND DIVIDENDS” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. On December 30, 2010, FCX Preferred purchased 500,000 shares of MMR’s 5.75% Convertible Perpetual Preferred Stock, Series 2, which is currently convertible into 31,250,000 shares of MMR common stock at a price of $500,000,000.

Item 3.	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)-(c) Name and Address; Business and Background of Entities; Business Background of Filing Persons. The information set forth in the Proxy Statement under the captions “SUMMARY—The Companies” and “THE COMPANIES” is incorporated herein by reference. MMR is the subject company.

This Schedule 13E-3 is also being filed by the Purchaser Group, FCX Preferred and the Royalty Trust. The address and principal place of business of each member of the Purchaser Group, FCX Preferred and the Royalty Trust is 333 N. Central Avenue, Phoenix, Arizona 85004 and the telephone number is (602) 366-8100.

FCX Preferred has no managers or officers, and the officers of FCX, its sole member, are authorized to act on its behalf.

During the last five years, none of the filing persons nor any director or executive officer of any of the filing persons has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)(1) Material Terms. Tender Offers. Not Applicable.

(a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “THE MMR SPECIAL MEETING,” “COMPARISON OF RIGHTS OF MMR STOCKHOLDERS AND ROYALTY TRUST UNITHOLDERS,” “THE MERGER AGREEMENT,” “THE ROYALTY TRUST AGREEMENT” and “Annex A—Agreement and Plan of Merger.”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger,” “THE COMPANIES,” “THE MERGER AGREEMENT” and “THE ROYALTY TRUST AGREEMENT.”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—Rights of Dissenting Stockholders” and “Annex D—Section 262 of the General Corporation Law of the State of Delaware.”

(e) Provisions For Unaffiliated Security Holders. There are no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY—The Companies,” “SPECIAL FACTORS—Listing of the Royalty Trust Units,” “THE ROYALTY TRUST AGREEMENT” and “COMPARISON OF RIGHTS OF MMR STOCKHOLDERS AND ROYALTY TRUST UNITHOLDERS.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Treatment of Options and Restricted Stock Units,” “SPECIAL FACTORS—Listing of the Royalty Trust Units,” “THE ROYALTY TRUST AGREEMENT,” “DESCRIPTION OF THE ROYALTY INTERESTS” and “RELATED PARTY TRANSACTIONS.”

(b)-(c), (e) Significant Corporate Events; Negotiations or Contacts; Agreements involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—General Description and

Effects of the Merger,” “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Treatment of Options and Restricted Stock Units,” “SPECIAL FACTORS—Listing of the Royalty Trust Units,” “THE MERGER AGREEMENT,” “RELATED PARTY TRANSACTIONS,” “DESCRIPTION OF THE ROYALTY INTERESTS,” “Annex A—Agreement and Plan of Merger” and “Annex B—Voting and Support Agreement.”

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006 of Regulation M-A:

(b), (c)(1)-(8) Use of Securities Acquired; Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—Listing of the Royalty Trust Units,” “SPECIAL FACTORS—De-Listing and Deregistration of MMR Common Stock,” “SPECIAL FACTORS—Rights of Dissenting Stockholders,” “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Treatment of Options and Restricted Stock Units,” “SPECIAL FACTORS—Listing of the Royalty Trust Units,” “THE MERGER AGREEMENT,” “THE ROYALTY TRUST AGREEMENT” and “Annex A—Agreement and Plan of Merger.”

Item 7.	Purposes, Alternatives, Reasons and Effects of the Merger

Item 1013 of Regulation M-A:

(a)–(c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” SPECIAL FACTORS—Position of FCX as to the Fairness of the Merger and Purpose of the Merger,” “SPECIAL FACTORS—Purposes and Reasons of the FCX Parties for the Merger,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the MMR Special Committee” and “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger.”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger,” “SPECIAL FACTORS—Treatment of Options and Restricted Stock Units,” “THE MERGER AGREEMENT,” “THE ROYALTY TRUST AGREEMENT” and “Annex A—Agreement and Plan of Merger.”

Item 8.	Fairness of the Transaction

Item 1014 of Regulation M-A:

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—

Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger,” “SPECIAL FACTORS—Differing Interests of MMR Stockholders and FCX in the Merger,” “SPECIAL FACTORS—Opinion of Financial Advisor to the MMR Special Committee” and “Annex C—Opinion of Evercore Group L.L.C.”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “THE MMR SPECIAL MEETING—Record Date; Stock Entitled to Vote,” “THE MMR SPECIAL MEETING—Quorum,” “THE MMR SPECIAL MEETING—Required Vote,” “THE MMR SPECIAL MEETING—Abstentions, Failures to Vote and Broker Non-Votes” and “Annex A—Agreement and Plan of Merger.”

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors.”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors” and “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger.”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors” and “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

(a)-(b) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger,” “SPECIAL FACTORS—Certain Information Prepared by the Management of MMR,” “SPECIAL FACTORS—Opinion of Financial Advisor to the MMR Special Committee,” “SPECIAL FACTORS—Opinion of Financial Advisor to the FCX Special Committee” and “Annex C—Opinion of Evercore Group L.L.C.”

(c) Availability of Documents. The reports, opinions or appraisal in this Item 9 will be made available for inspection and copying at the principal executive offices of MMR during its regular business hours by any interested holder of MMR common stock, or any representative designated in writing by any such holder.

Item 10.	Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A:

(a)-(d) Sources of Funds or Other Consideration; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Description of Financing,” “MERGER FEES AND EXPENSES,” “THE MERGER AGREEMENT,” “THE ROYALTY TRUST AGREEMENT” and “Annex A—Agreement and Plan of Merger.”

Item 11.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A:

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger” and “STOCK OWNERSHIP OF MMR DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS.”

(b) Securities Transactions. There have been no transactions in the subject securities during the past 60 days by the filings persons or any executive officer, director, associate or majority-owned subsidiary of any of the filing persons.

Item 12.	The Solicitation or Recommendation

Item 1012 of Regulation M-A:

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—Interests of MMR Directors and Executive Officers in the Merger,” “THE MMR SPECIAL MEETING—Recommendations of the Board of Directors of MMR,” “THE MMR SPECIAL MEETING—Quorum” and “THE MMR SPECIAL MEETING—Required Vote.”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—MMR’s Reasons for the Merger and Recommendation of the MMR Special Committee and Board of Directors,” “SPECIAL FACTORS—Position of the FCX Parties as to the Fairness of the Merger and Purpose of the Merger” and “THE MMR SPECIAL MEETING—Recommendations of the Board of Directors of MMR.”

Item 13.	Financial Information

Item 1010 of Regulation M-A:

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MMR,” HISTORICAL FINANCIAL DATA OF THE ROYALTY TRUST” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in MMR’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (including the ratio of earnings to fixed charges included therein) is incorporated herein by reference. The book value per share of MMR common stock, as of December 31, 2012, is $9.89.

The Form 10-K is available for inspection and copying at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K is also available to the public from the Commission’s website at www.sec.gov.

(b) Pro Forma Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “UNAUDITED PRO FORMA STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS.”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A:

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MMR SPECIAL MEETING” and “THE MMR SPECIAL MEETING—Solicitation of Proxies.”

Item 15.	Additional Information

Item 1011 of Regulation M-A:

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Item 1016 of Regulation M-A:

Exhibit	Description

(a)	Preliminary proxy statement for the Special Meeting of the stockholders of McMoRan Exploration Co. and Registration Statement of Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on Form S-4 (incorporated by reference to the Amendment No. 7 to Registration Statement filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 30, 2013)

(b)-1	Indenture, dated as of March 7, 2013, between Freeport-McMoRan Copper & Gold Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed March 7, 2013)

(b)-2	Form of 2.375% Senior Notes due 2018 (included in Exhibit (b)-1)

(b)-3	Form of 3.100% Senior Notes due 2020 (included in Exhibit (b)-1)

(b)-4	Form of 3.875% Senior Notes due 2023 (included in Exhibit (b)-1)

(b)-5	Form of 5.450% Senior Notes due 2043 (included in Exhibit (b)-1)

(b)-6	Term Loan Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders party thereto (incorporated by reference to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013)

(b)-7	Revolving Credit Agreement dated as of February 14, 2013, among Freeport-McMoRan Copper & Gold Inc., PT Freeport Indonesia, JPMorgan Chase Bank, N.A., as administrative agent and the swingline lender, Bank of America, N.A., as syndication agent, BNP Paribas, Citibank, N.A., HSBC Bank USA, National Association, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as co-documentation agents, and each of the lenders and issuing banks party thereto (incorporated by reference to Freeport-McMoRan Copper & Gold Inc.’s Current Report on Form 8-K filed February 19, 2013)

(c)-1	Opinion of Evercore Group, L.L.C., dated as of December 5, 2012, rendered to the Special Committee of the Board of Directors of McMoRan Exploration Co. (included as Annex C to Exhibit (a))

(c)-2*	Discussion materials prepared by Evercore Group, L.L.C. and reviewed with the Special Committee of the Board of Directors of McMoRan Exploration Co. on November 9, 2012

(c)-3*	Discussion materials prepared by Evercore Group, L.L.C. and reviewed with the Special Committee of the Board of Directors of McMoRan Exploration Co. on November 21, 2012

(c)-4*	Fairness opinion discussion materials prepared by Evercore Group, L.L.C. and reviewed with the Special Committee of the Board of Directors of McMoRan Exploration Co. on December 4, 2012

(c)-5*	Opinion of Credit Suisse Securities (USA) LLC, dated as of December 4, 2012, rendered to the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc.

(c)-6*	Preliminary discussion materials prepared by Credit Suisse Securities (USA) LLC and reviewed with the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. on November 26, 2012

(c)-7*	Preliminary discussion materials prepared by Credit Suisse Securities (USA) LLC and reviewed with the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. on November 29, 2012

(c)-8*	Discussion materials prepared by Credit Suisse Securities (USA) LLC and reviewed with the Special Committee of the Board of Directors of Freeport-McMoRan Copper & Gold Inc. on December 3, 2012 and December 4, 2012

(c)-9	Summary Report of Ryder Scott Company, L.P. relating to McMoRan Oil & Gas LLC as of July 1, 2012 (incorporated by reference to Exhibit 99.6 of the Amendment No. 2 to Registration Statement filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on March 12, 2013)

(c)-10	Summary Report of Ryder Scott Company, L.P. relating to K-Mc Ventures I LLC as of July 1, 2012 (incorporated by reference to Exhibit 99.7 of the Amendment No. 3 to Registration Statement filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 3, 2013)

(c)-11	Report of Ryder Scott Company, L.P. relating to McMoRan Oil & Gas LLC as of July 1, 2012 (incorporated by reference to Exhibits 99.10 and 99.12 of the Amendment No. 5 and Amendment No. 6, respectively, to Registration Statement filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 19, 2013)

(c)-12	Report of Ryder Scott Company, L.P. relating to K-Mc Ventures I LLC as of July 1, 2012 (incorporated by reference to Exhibit 99.9 of the Amendment No. 4 to Registration Statement filed by Gulf Coast Ultra Deep Royalty Trust and Freeport-McMoRan Copper & Gold Inc. on April 18, 2013)

(d)-1	Agreement and Plan of Merger, dated as of December 5, 2012, by and between McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. (included as Annex A to Exhibit (a))

(d)-2	Voting and Support Agreement, dated of December 5, 2012, by and between McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and Plains Exploration & Production Company (included as Annex B to Exhibit (a))

(d)-3	Registration Rights Agreement dated December 30, 2010, by and among McMoRan Exploration Co. and Plains Exploration & Production Company (incorporated by reference to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011)

(d)-4	Registration Rights Agreement dated December 30, 2010 by and among McMoRan Exploration Co. and Freeport-McMoRan Preferred LLC (incorporated by reference to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011)

(d)-5	Stock Purchase Agreement dated September 19, 2010 by and among McMoRan Exploration Co., Freeport-McMoRan Preferred LLC and Freeport-McMoRan Copper & Gold Inc. (incorporated by reference to McMoRan Exploration Co.’s Quarterly Report on Form 10-Q filed November 11, 2010)

(d)-6	Stockholder Agreement dated December 30, 2010, by and among McMoRan Exploration Co. and Plains Exploration & Production Company (incorporated by reference to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011)

(d)-7	Stockholder Agreement dated December 30, 2010, by and among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and Freeport-McMoRan Preferred LLC (incorporated by reference to McMoRan Exploration Co.’s Current Report on Form 8-K filed January 4, 2011)

(f)	Dissenters’ rights of appraisal are described under the caption “THE MERGER—Rights of Dissenting Stockholders” and Section 262 of the General Corporation Law of the State of Delaware (included as Annex D to Exhibit (a))

(g)	None.

*	Previously filed on December 28, 2012.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2013

MCMORAN EXPLORATION CO.

By:	/s/ Nancy D. Parmelee
Name: Nancy D. Parmelee
Title: Authorized Signatory

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

FREEPORT-MCMORAN PREFERRED LLC

By:	Freeport-McMoRan Copper & Gold Inc., as Sole Member

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

INAVN CORP.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

GULF COAST ULTRA DEEP ROYALTY TRUST

By:	Freeport-McMoRan Copper & Gold Inc., as Depositor

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Authorized Signatory

SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13E-3